[redacted]

13012432

7a/3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50591

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____________ AND ENDING ____________
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N&A Securities, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel and Company, LLC

(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/15

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Mark Happe, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to NIA Securities, LLC as of December 31, 2012, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
401

Mark Happe
Title: President

Date: 27 FEB 2013

Sworn to and subscribed before me
This 27th day of February, 2013

Notary Public

JANICE L TYSON
Notary Public - State of New York
NO. 01TY4974234
Qualified in Bronx County
My Commission Expires 11/5/2014

This report contains (check all applicable boxes):

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Member's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3.
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-2.
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A Copy of the Securities Investor Protection Corporation Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the Date of the previous audit.
(x)	(o)	Independent Auditor's Report on Internal Controls.
( )	(p)	Schedule of segregation requirements and funds in segregation – customers regulated commodity Futures account pursuant to rule 171-S.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

NIA SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2012

SOBEL & CO., LLC

CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

NIA SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2012

NIA SECURITIES, LLC

DECEMBER 31, 2012

CONTENTS

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

Member and Management
NIA Securities, LLC
Paramus, New Jersey

Report on the Financial Statements

We have audited the accompanying statement of financial condition of NIA Securities, LLC (the "Company") as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NIA Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 26, 2013

NIA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	522,914
Commissions Receivable		98,689
Deposit with Clearing Broker		100,000
Prepaid Expenses		12,587
Total Assets	$	734,190

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable and Accrued Expenses	$	253,297
Payable to Affiliates		130,354
Due to Clearing Organization		451
Total Liabilities	$	384,102
Member's Equity		350,088
Total Liabilities and Member's Equity	$	734,190

The accompanying notes are an integral part of these financial statements.

NIA SECURITIES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2012

REVENUE	
Commissions	$ 1,057,409
Other Revenue	111
Total Revenues	$ 1,057,520
OPERATING EXPENSES:	
Commissions	$ 662,989
Payroll, Payroll Taxes and Benefits	244,859
Professional Fees	197,689
Clearance Charges	43,291
Regulatory Fees	9,702
Other Expenses	67,334
Total Operating Expenses	$ 1,225,864
NET INCOME	$ (168,344)

NIA SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

Balance, January 1, 2012	$ 318,432
Contributions	200,000
Net income	(168,344)
Balance, December 31, 2012	$ 350,088

NIA SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (168,344)
Adjustment to reconcile net income to net cash provided by operating activities:	
Increase in commissions receivable	(40,088)
Decrease in due from clearing organization	151,130
Increase in prepaid expenses	(6,876)
Increase in accounts payable and accrued expenses	128,860
Increase in payable to affiliates	130,354
Net Cash Provided by Operating Activities	195,036
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contribution	200,000
Net Cash Provided by Financing Activities	200,000
NET INCREASE IN CASH	395,036
CASH, JANUARY 1, 2012	127,878
CASH, DECEMBER 31, 2012	$ 522,914

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION	
Interest paid	$ 170

NOTE 1 - ORGANIZATION:

Organization:
NIA Securities, LLC (the "Company") is an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"). The Company's sole member is Marsh McLennan Agency LLC ("MMA"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company expects to file Form BDW with FINRA to terminate its broker-dealer registration in 2013.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America under the FASB Accounting Standards Codification.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:
Commission income is recorded when earned. Commission income is derived from mutual funds, 401K and variable products, options, stock and bond transactions.

Commissions Receivable:
The Company's commissions receivable reflects commissions earned through December 31, 2012, but received in the subsequent period. Management has evaluated the receivables and determined that no allowance for doubtful accounts is required at December 31, 2012.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Income Taxes:
The Company is treated as a partnership for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's member. Accordingly, no provision for federal and state income taxes has been made in the accompanying financial statements.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The accounting standards also provide guidance on de-recognition, classification, interest and penalties, disclosure and transition. Tax returns for 2009 and forward are subject to audit by federal and state jurisdictions. At December 31, 2012, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no interest or penalties were recorded in 2012.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2012 through February 26, 2012 when the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 3 - CLEARING DEPOSIT - PERSHING:

The Company has entered into a Fully Disclosed Clearing Agreement with Pershing, LLC (the "Clearing Broker"), a subsidiary of The Bank of New York Mellon Corporation. The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission Act. In 2012, the Company terminated its agreement with the Clearing Broker. Pursuant to the agreement, the Company has a $100,000 deposit on account with the Clearing Broker, which is due from the Clearing Broker as December 31, 2012.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of $50,000, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2012, the Company has net capital of $238,812, which was $188,812 in excess of its minimum dollar net capital requirement of $50,000.

NOTE 5 - RELATED PARTY TRANSACTIONS:

At December 31, 2012, the Company has recorded a payable to affiliates in the amount of $130,354 related to the transactions described below in the statement of financial condition.

Certain expenses of the Company are paid by MMC and MMA (the "Affiliates") on behalf of the Company under an expense sharing agreement. For the year ended December 31, 2012, expenses related to the expense sharing agreement amounted to approximately $289,000.

The Company conducts the sales of certain exempt securities products in relation to MMA's 401K business for which it does not earn a net commission. Exempt securities revenues in the amount of $357,905 were passed through to MMA as commission expense for the year ended December 31, 2012.

NOTE 6 - BENEFIT PLANS:

The Company participates in a multi-employer defined contribution plan which covers all eligible employees. The plan provides for a discretionary matching policy which allows the Company to match 50% of employee contributions of up to 6%. Contributions to the plan amounted to $3,672 for the year ended December 31, 2012.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Member and Management
NIA Securities, LLC
Paramus, New Jersey

We have audited the financial statements of NIA Securities, LLC as of and for the year ended December 31, 2012 and have issued our report thereon, dated February 25, 2013, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 11 and 12, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 11 and 12 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 11 and 12 is fairly stated in all material respects in relation to the financial statements as a whole.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 26, 2013

NIA SECURITIES, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

NET CAPITAL:	
Total member's equity qualified for net capital	$ 350,088
Deductions and charges:	
Nonallowable assets:	
Prepaid commissions	98,689
Prepaid expenses	12,587
Total Nonallowable Assets	111,276
Net Capital Before Haircuts on Securities Position	238,812
Haircuts on securities:	
Money market	-
Total Haircuts on Securities Positions	-
NET CAPITAL	$ 238,812
AGGREGATE INDEBTEDNESS:	
Items included in statements of financial condition:	
Accounts payable and other accrued expenses	$ 253,297
TOTAL AGGREGATE INDEBTEDNESS	$ 253,297
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Net capital requirement	$ 50,000
Excess net capital	$ 188,812
Excess net capital at 120%	$ 178,812
Ratio: aggregate indebtedness to net capital	106.07%
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Included in Part IIA of Form X-17A-5 as of December 31, 2011	
Net capital, as reported in Company's (Unaudited) FOCUS report Part IIA filed on February 25, 2013	$ 188,812
Net audit adjustments	-
NET CAPITAL PER ABOVE	$ 188,812

See independent auditors' report on supplementary information.

NIA SECURITIES, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the above Rule.

NIA SECURITIES, LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONRTOL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

DECEMBER 31, 2012

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Member and Management
NIA Securities, LLC
Paramus, New Jersey

In planning and performing our audit of the financial statements of NIA Securities, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 26, 2013

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Member and Management
NIA Securities, LLC
Paramus, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by NIA Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating NIA Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). NIA Securities, LLC's management is responsible for NIA Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments; if any, noting no differences; and

5. Compared the amount of overpayment if any applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 26, 2013